Exhibit 99.1

OMEGA PROTEIN CLARIFIES CRITICAL FACTS FOR STOCKHOLDERS

Responds to ISS and Glass Lewis Reports; Encourages Stockholders to Conduct Independent Analysis

Vote the WHITE Proxy Card to Support the Board's Candidates for Long-Term Value Creation

HOUSTON, June 17, 2016 - Omega Protein Corporation (NYSE: OME), a nutritional product company and a leading integrated provider of specialty oils and specialty protein products, today issued the following statement in response to reports from Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) relating to the election of directors to Omega’s Board of Directors at the Company’s upcoming June 28, 2016 Annual Meeting of Stockholders.

The Company urges its stockholders to conduct their own independent analysis of the upcoming election, which clearly demonstrates the need to vote the WHITE proxy card to support the Board’s strategy for long-term value creation. This strategy continues to repeatedly yield total stockholder returns in excess of a diversified peer set, the Russell 2000 index, and the S&P 500. The Board urges stockholders to consider the following facts that were ignored or misused in the reports.

1.

Omega Protein has clearly articulated a strategy that focuses on continued investment in animal nutrition while enhancing the efficiency of the human nutrition business. At the conclusion of a review of strategic alternatives, conducted with assistance from a highly-regarded financial advisor, J.P. Morgan, Omega clearly stated that the Board is committed to:

a.	Investment of $18 million in high-return capital projects in the animal nutrition business,

b.	Refocusing its human fish oil business by exiting concentrated oils manufacturing, and

c.	A stock repurchase program.

The proxy advisors’ focus on investments in the human nutrition business misstates Omega Protein’s current strategy and misleads stockholders about the Board’s successful ability to review and set strategy that is responsive to business conditions and delivers value. ISS even relies on Wynnefield’s flawed calculation of return on invested capital (ROIC) which double counts investments and the subsequent expensing thereof.

2.

The Board and management have excelled in operating the company to generate stockholder returns and expand gross margins through prudently managing costs and identifying growth opportunities. As ISS notes, “over the five-year period through Aug. 10, 2015, TSR was substantially better on an absolute basis – at 191.6 percent – and relative to peers and the index, which it outperformed by 101.9 points and 14.9 points, respectively.” Glass Lewis similarly notes, “we would note Omega, on what we would argue is a truly unaffected basis, has outperformed each of the selected benchmarks, in each case by material margins.” This is no accident. We urge stockholders to consider the outperformance of Omega’s stock since Bret Scholtes’ appointment as CEO in 2012 and over 1-, 3- and 10-year periods, including as the Company has made strategic investments in both its human nutrition and animal nutrition portfolios.

3.

This Board is flexible, responsive to stockholders and consistently brings in fresh, independent voices. The proxy advisors’ conclusions disregard the fact that Omega will have refreshed 7 directors of the current 8-member Board since 2010 if Mr. Clarke is elected. The Board thoroughly vetted all of Wynnefield’s proposed nominees and ultimately nominated Mr. Clarke, despite his affiliation with Wynnefield. In contrast, our Corporate Governance & Nominating Committee concluded after careful consideration that the other Wynnefield nominees would not be additive. We firmly believe that Mr. Christodolou’s agricultural experience will neither contribute to Omega’s strategy nor offer an additive skill to an already diverse Board. ISS and Glass Lewis fail to fully value Gary Ermers’ extensive knowledge of the healthcare industry’s increased focus on wellness and preventive care, his national professional network and his active and deliberative participation on the Board, all of which have been critical to Omega’s growth and increased profitability.

The Omega Protein Board strongly disagrees with ISS’ and Glass Lewis’ recommendations and firmly believes their analyses disregard Omega’s superior stock performance, the success of its strategy, and the valuable skillsets of each of Omega’s Board nominees, Gary J. Ermers, Bret D. Scholtes and David H. Clarke. Omega’s stockholders should vote for the Company’s highly qualified nominees on the WHITE proxy card.

The Board trusts stockholders will make an independent assessment in deciding the best path forward. A vote for Wynnefield in this proxy contest could significantly derail the Company's progress and momentum and provide Wynnefield, a 7.8% owner, with 25% representation on the Board. The Board therefore calls on all stockholders to send a strong message to Wynnefield by voting the Company’s WHITE proxy card.

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Safe Harbor Statement

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Statements contained in this press release that are not historical facts are forward-looking statements that involve a number of uncertainties. In making these statements, we rely on assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we consider appropriate under the circumstances. We believe these judgments are reasonable, but these statements are not guarantees of any events, and future events may differ materially from those stated in the forward-looking statements due to a variety of important factors, both positive and negative. Except as required by law, the Company expressly disclaims any intentions or obligation to revise or update any forward-looking information whether as a result of new information, future events or otherwise.

About Omega Protein Corporation

Omega Protein Corporation (NYSE: OME) is a century old nutritional product company that develops, produces and delivers healthy products throughout the world to improve the nutritional integrity of foods, dietary supplements and animal feeds. Omega Protein's mission is to help people lead healthier lives with better nutrition through sustainably sourced ingredients such as highly-refined specialty oils and essential fatty acids, specialty protein products and nutraceuticals.

The Company operates eight manufacturing facilities located in the United States, Canada and Europe. The Company also operates more than 30 vessels to harvest menhaden, a fish abundantly found in the Atlantic Ocean and Gulf of Mexico.

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